Exhibit 21.1

Subsidiaries of Vir Biotechnology, Inc.

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Agenovir Corporation	Delaware
Humabs BioMed SA	Switzerland
Statera Health, LLC	Delaware
TomegaVax, Inc.	Delaware
Vir AU Biotechnology Pty Ltd.	Australia
Vir Predictive Medicine, Inc.	Delaware
VirAb, Inc.	Delaware